Confidential
July 26, 2007
Cecelia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C.
20549-5546
Dear Ms. Blye:
Re:	The Bank of Nova Scotia Form 40-F for the period ended October 31, 2005 Form 40-F for the period ended October 31, 2006 Response letter dated March 15, 2007 File No. 001-31316
On behalf of The Bank of Nova Scotia (together with its subsidiaries, “Scotiabank” or the “Bank”), I am writing in response to the request for information contained in the Staff’s comment letter dated May 23, 2007 and received by the Bank on May 25, 2007 (the “Comment Letter”) regarding the Bank’s Form 40-F for the period ended October 31, 2005, Form 40-F for the period ended October 31, 2006 and response letter dated March 15, 2007 (the “Original Response”). For the convenience of the Staff’s review, set forth below are the comments contained in the Comment Letter along with the responses of the Bank.
We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of portions of this response letter is being requested under the Commission’s rules. This letter contains the portions of the response letter to the Staff’s Comment Letter for which we do not seek confidential treatment.
In preparing this response to the Comment Letter, the Bank has engaged in a further due diligence process to accumulate necessary data and supporting documentation in respect of transactions involving a nexus with Syria, Sudan, Cuba and Iran (the “Jurisdictions”) to supplement the information previously gathered for submission of the Original Response. This included accessing various systems as well as requesting further information on operations and activities from certain business lines, countries where the Bank operates, subsidiaries and specialist departments including our trade finance and correspondent banking operations and the global money transfer operations located in Toronto. Notwithstanding the due diligence conducted, while the Bank acknowledges its responsibility for the adequacy and accuracy of the information contained in this letter, it is not possible to be certain that every relationship or transaction has been captured given the size and breadth of the Bank’s operations, and the multiplicity of systems that the Bank employs which were not generally designed to automatically capture the information as requested by the Staff.

The numbers referenced herein in relation to such things as numbers of accounts, account balances and present exposures were as at the date the information was obtained during the review which was conducted over the last two months. All financial information provided in this response letter consists of internally generated numbers that are not in accordance with Canadian GAAP, are unaudited and have not been reviewed by Scotiabank’s auditors. Scotiabank reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated. In an effort to provide the Commission with the Bank’s most current information in respect of transactions relating to the Jurisdictions, our diligence process and review has focused on transactions during the Bank’s most recently completed financial year and the first two quarters of the Bank’s 2007 financial year.
1. We note your response and statements regarding “correspondent banks located in the Jurisdictions” and “business relationships with any of the governments of the Jurisdictions.” Please advise us of the nature of your operations and contacts with the governments of the Jurisdictions, including the extent to which governments of the Jurisdictions or, to the best of your knowledge, entities controlled by them, receive financing or act as intermediaries in connection with your operations. Please expand your qualitative materiality analysis to take into account any such operations or contacts. In addition, address the extent to which any of your operations or contacts involve entities identified on OFAC’s Specially Designated Nationals List.
In this regard, please advise us whether your bank relationships in the Jurisdictions include correspondent banking or other relationships with banks identified or designated as banks of concern by OFAC, including Bank Saderat, which has been identified by OFAC as facilitating Iran’s transfer of funds to terrorist organizations; Bank Sepah, which has been designated by OFAC as a supporter of WMD proliferation; and the Commercial Bank of Syria, which has been designated by OFAC as a bank of primary money laundering concern. If your bank relationships include relationships with such banks, identify the banks and describe the relationships.
RESPONSE:
A.	Contact with governments of the Jurisdictions
Our Original Response noted the limited contact or dealings that the Bank has with governments in the Jurisdictions. The Bank’s dealings are discussed more fully below, as is the manner in which the Bank has adjusted all of its dealings with Iran in light of the recent UN sanctions and the new Canadian regulations implemented to address the UN sanctions in Canadian law.
Cuba
As noted in our Original Response, the Bank has a small number of correspondent banks in Cuba and all banks in Cuba are ultimately government owned. As previously detailed, the Bank’s dealings with governments in the Jurisdictions were determined to be essentially limited to a few of our Caribbean and Latin American operations, where we hold the deposit accounts of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
The deposit accounts held in [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. We confirm that in connection with all of these accounts, no overdrafts were permitted or funds loaned, nor was any other form of financing provided [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. No loans, financing or overdrafts were provided or permitted in respect of any of these accounts.
We confirm that all of the aforementioned accounts are held in the respective local currencies and no US dollar denominated services are provided to any of these clients. Further, there were no dealings with the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] government beyond the administration of the accounts in these local branches, and no transfers have been made from these accounts to the government or any government agencies in [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] other than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Syria
We do not believe that the Bank has had any direct dealings with the Syrian government. The Bank has issued [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Iran
As noted in our Original Response, the Bank’s trade finance and wire transfer groups have minimal dealings with a small number of Iranian correspondent banks. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Our confirmation and due diligence processes for dealing with these correspondent banks are as set out in our Original Response. The Bank has no other contact with the Iranian government.

The Bank has implemented new policies and procedures with respect to Iranian transactions to comply with UN Resolution 1737 and the Canadian regulations respecting these sanctions, which will likely evolve as we continue to re-evaluate our customers’ business relationships related to Iran. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
B.	Office of Foreign Assets Control (“OFAC”)’s Specially Designated Nationals (“SDN”) List
Staff has also asked about the extent to which any of the Bank’s operations or contacts involve relationships with banks identified as banks of concern by OFAC or other entities identified on OFAC’s SDN list. As noted in our Original Response, Scotiabank has implemented processes to screen customer names against certain government issued sanction lists around the world. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. In the course of our routine due diligence and screening processes, the Bank [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Staff has also inquired about our relationships with Bank Saderat, Bank Sepah and the Commercial Bank of Syria. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Details of the nature of the Bank’s relationships with each of these entities are as follows.
Bank Saderat
On September 8, 2006, OFAC amended the Iranian sanction regulations to revoke the prior authorizations providing for u-turn transactions and transactions incidental to other licensed transactions involving Bank Saderat. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Bank Sepah
On January 9, 2007, OFAC designated Bank Sepah as facilitating Iran’s weapons program, and prohibited all transactions with Bank Sepah. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Commercial Bank of Syria
On March 9, 2006, OFAC issued its ruling against the Commercial Bank of Syria (“CBS”), thereby requiring all U.S. financial institutions to terminate all correspondent accounts with CBS and all of its branches, offices and subsidiaries. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

2. We note your response and the statement that your contacts with the Jurisdictions are “negligible” by quantitative measures. Please expand your qualitative materiality analysis to take into account, if true, that some transactions with the Jurisdictions, although not necessarily quantitatively significant to your financial statements, result in large amounts of funds wired to, guaranteed with respect to operations in, or otherwise benefit or come into contact with entities in countries identified by the U.S. State Department as state sponsors of terrorism. It appears that the nature and size of any such transactions may present reputational harm that should be addressed in your qualitative analysis.
RESPONSE:
We do not believe that the incidental nature of our arrangements and dealings with persons associated with the Jurisdictions rise to the level of activity or investment in the Jurisdictions such that our investors would consider this to be harmful to or present a material risk to the Bank’s reputation and/or share value. This is because we do not believe that the nature of the Bank’s dealings give rise to or are associated with any global security risk and as noted previously, the Bank does not have any subsidiaries, equity investments, facilities, employees or physical presence in any Jurisdiction. As requested, our response is focused on the qualitative aspects of the Bank’s transactions with the Jurisdictions, and our assessment of the materiality of these transactions to the Bank’s overall financial results and business lines is not repeated, as this analysis is set out in our Original Response. We believe, however, that our prior quantitative and qualitative analysis further strengthens the qualitative reasons contained herein as to why there is no risk of reputational harm to the Bank.
You have asked us to consider that “some transactions with the Jurisdictions ... result in large amounts of funds ... [coming] into contact with entities in countries identified by the U.S. State Department as state sponsors of terrorism.” [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The Bank is of the view that the nature of the transactions it engages in that have a nexus with one of the Jurisdictions does not result in large amounts of funds being transferred to the Jurisdictions and the amount of the funds transferred does not raise any risk to the Bank’s reputation. The following summarizes our review of transactions with a nexus to one of the Jurisdictions.
A.	Trade Finance
All of our trade finance transactions with the Jurisdictions have [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Sudan
We have no outstanding transactions with Sudan.

Syria
The Bank [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Iran
As noted earlier, the Bank’s exposure limits for Iran [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Cuba
With respect to our dealings with Cuba, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The Bank’s current exposure in respect of these [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] with Cuba is less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and the Bank’s exposure as at the end of the 2006 financial year was less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. We note that the Bank has also issued [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
B.	Wire Payments
As noted in our Original Response, an incidental number of wire transfers are sent to and received from persons in the Jurisdictions. Of the total number of wire transfers sent to the Jurisdictions in the period reviewed, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Moreover, approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] were in Canadian dollars, and of the total volume of Canadian dollar payments [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. We note that there is no legal requirement, nor is it a general requirement on the SWIFT for international transfers, to designate the purpose of the wire transfer. We have, however, manually identified those payments relating to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
We have carefully considered the degree to which any of the Bank’s dealings may present reputational harm. We do not believe that the incidental nature of our [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] activities related to the Jurisdictions rise to the level of activity in the Jurisdictions or significance such that investors would consider this to be material to, or harmful to, the Bank’s reputation and/or share value. Indeed, the limited nature of the Bank’s operations in the Jurisdictions, combined with our regulatory compliance programs, is intended to protect the Bank’s reputation and avoid material risks for investors. The largest amounts of funds transferred to one of the Jurisdictions are [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. But qualitatively, when considering the percentage of the wire transfer funds which appear to be related to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], we do not believe that these amounts can be viewed to present any reputational risks to the Bank. We note that reputational harm is more of an issue with companies with extensive business with the Jurisdictions or their governments, or with investment or operations in the Jurisdictions, and not with organizations that may have incidental and low level arrangements, such as [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. As detailed above and in our Original Response, we believe that the Bank’s investment risk associated with the negative implications of dealing with the Jurisdictions is being assertively mitigated.
3. We note your response and the statement that the investor sentiment referred to in our previous letter is not directed toward organizations such as the Bank of Nova Scotia. Your statement is based partly on the premise that you do not have “significant business relationships with the Jurisdictions” and that you do not “make investments in entities organized by the Jurisdictions.” We note, however, that your contacts with the Jurisdictions involve monetary transactions of significant amounts. Advise us if you, through wire transfers, letters of credit, correspondent banking relationships or other contacts, assist third parties that make investments in the Jurisdictions. Based on your transactions involving the Jurisdictions and any support that you provide to third parties investing in the Jurisdictions, it appears that the investor sentiment cited in our previous letter is relevant to you. As appropriate, please expand your qualitative materiality analysis to take into account the investor sentiment evidenced by the initiatives.
RESPONSE:
In addition to our response to Question #2 and the qualitative and quantitative reasons underlying our Original Response, the Bank’s review of the incidental transactions related to the Jurisdictions has not identified transactions designed to assist third parties’ investments in the Jurisdictions, nor are there are qualitative reasons supporting the application of the investor sentiment to the Bank’s operations. While the Bank conducts business with its customers both in Canada and through its international operations, the Bank does not conduct any business in the Jurisdictions through any facilities, employees or physical presence in the Jurisdictions.
To the best of our knowledge, the small number of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. As noted above, approximately [CONFIDENTIAL

INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], not for making investments in the Jurisdictions. Accordingly, this area of our operations simply facilitates payments for services, as opposed to assisting companies make investments in the Jurisdictions. Our trade finance services [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Our correspondent banking services related to the Jurisdictions similarly facilitate the wire transfer and trade finance dealings on behalf of our customers that may involve the Jurisdictions. All of these activities that may have a nexus with any of the Jurisdictions are very restricted, incidental to the Bank’s operations and immaterial to the Bank and its security holders. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. However, any funds advanced by the Bank that may be used in one of the Jurisdictions would generally go through our wire transfer and/or trade finance groups. As previously discussed, it is our policy that all such transactions be conducted in accordance with applicable law, our client screening processes and other compliance measures as described above and in our Original Response.
We also note that none of the amount, nature or frequency of any such transactions detailed above can be seen to contribute to any global security risks. The state laws referenced in your letter are generally concerned with the level of global security risk applicable to investments in companies having facilities, employees or some form of physical presence in the Jurisdictions. As noted in our Original Response and above, the Bank has no business with the Sudanese Government, nor do we view our other dealings associated with the Jurisdictions or their governments as material in any qualitative or quantitative manner. We do not believe that a reasonable investor would consider the totality of qualitative and quantitative factors related to the Bank’s activities involving the Jurisdictions as significant, or sufficient to constitute a global security risk, or important in making an investment decision with respect to the Bank, as in nature, size, amount and frequency of transaction, the activities associated with the Jurisdictions are immaterial and of no economic relevance to the Bank.
Our activities with a nexus to the Jurisdictions are conducted pursuant to procedures intended to facilitate compliance with applicable law, and accordingly we do not think that these statutes and policies would be any cause of concern to investors. We believe our approach to business dealings that have a nexus with the Jurisdictions embodies a quantitative and qualitative assessment of the nature of the Bank’s contacts with these countries and their governments and the impact of such contact for our investors. We believe that the totality of all quantitative and qualitative information regarding the Bank’s limited activities with a nexus to the Jurisdictions would not in any way impact or alter the nature of the information we provide to our investors and other stakeholders. To date and to the best of our knowledge, we are not aware that the very limited business involving the Jurisdictions that we have described in our letters to you has resulted in any investor having to divest of their interest in or that such activity has resulted in any existing client ceasing to deal with us as a result of such activity.

Yours very truly,
Sarabjit S. Marwah
Vice Chairman and Chief Administrative Officer
The Bank of Nova Scotia
SM/JCS/LC/JW